Filed Pursuant to Rule 433
Registration No. 333-202524
FREE WRITING PROSPECTUS
December 22, 2017
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Stock-Linked Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Autocallable Barrier Notes with Contingent Return

- Autocallable Barrier Notes with Contingent Return (each a "Note" and collectively the "Notes") linked to the Common Stock of Range Resources Corporation (the "Reference Asset")
- Maturity of approximately two years if not called prior to maturity
- Monthly contingent coupons of at least 7.80% per annum (to be determined on the Pricing Date), to be paid in equal monthly installments if the price of the Reference Asset on the applicable coupon observation date is greater than or equal to 70% of the Initial Price
- Contingent return of principal at maturity
- If the Notes are not called, and if the Final Price is less than the Trigger Price (which is 60% of the Initial Price) at maturity; in that case, you will lose all or a portion of your principal amount
- Callable monthly on or after January 22, 2018 if the closing price of the Reference Asset is greater than or equal to the Initial Price
- All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Notes offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Stock-Linked Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Stock-Linked Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $945 and $975 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 in Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Autocallable Barrier Notes with Contingent Return
Linked to the Common Stock of Range Resources Corporation

Indicative Terms*

Principal Amount	$1,000 per Note
Term	Approximately two years if not called prior to maturity
Call Feature	The Notes will be automatically called if the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Call Observation Date.** In such case, you will receive a cash payment, per $1,000 in Principal Amount, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.**
Reference Asset	The common stock of Range Resources Corporation ("RRC")
Contingent Coupon	*If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Barrier on a Coupon Observation Date,* you will receive the relevant Contingent Coupon on the applicable Coupon Payment Date. *If the Official Closing Price of the Reference Asset is less than the Coupon Barrier on a Coupon Observation Date*, the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date. *You may not receive any Contingent Coupons over the term of the Notes.*
Contingent Coupon Rate	At least 7.80% per annum or approximately 0.65% per month** (to be determined on the Pricing Date).
Payment at Maturity per Note	Unless the Notes are automatically called, for each $1,000 in Principal Amount, you will receive a payment on the Maturity Date calculated as follows: ■ If the Final Price is greater than or equal to the Coupon Barrier, $1,000 + final Contingent Coupon ■ If the Final Price is less than the Coupon Barrier but greater than or equal to the Trigger Price, a cash payment of $1,000. ■ If the Final Price is less than the Trigger Price, $1,000 + ($1,000 x Final Return).
Coupon Barrier	70% of the Initial Price
Trigger Price	60% of the Initial Price
Final Return	$\dfrac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$
Trade Date and Pricing Date	December 22, 2017
Original Issue Date	December 29, 2017
Final Valuation Date	December 23, 2019
Maturity Date	December 27, 2019
CUSIP/ISIN	40435FRA7 / US40435FRA74

* As more fully described beginning on page FWP-4.
** See page FWP-5 for the Call Observation Dates, Call Payment Dates and Coupon Payment Dates.

The Notes

The Notes may be suitable for investors who believe that the price of the Reference Asset will not decrease significantly over the term of the Notes. So long as the Official Closing Price of the Reference Asset on a Coupon Observation Date is greater than or equal to the Coupon Barrier, you will receive the monthly Contingent Coupon on the applicable Coupon Payment Date.

If the Official Closing Price of the Reference Asset is at or above the Initial Price on any Call Observation Date, your Notes will be automatically called and you will receive a payment equal to 100% of the Principal Amount, together with the applicable Contingent Coupon, on the corresponding Call Payment Date.

If the Notes are not automatically called and the Final Price is greater than or equal to the Coupon Barrier, you will receive a Payment at Maturity equal to the Principal Amount of the Notes plus the final Contingent Coupon.

If the Notes are not automatically called and if the Final Price is less than the Coupon Barrier but greater than or equal to the Trigger Price, you will receive a Payment at Maturity equal to the Principal Amount of the Notes

If the Notes are not automatically called and the Final Price of the Reference Asset is less than the Trigger Price, you will lose 1% of your principal for every 1% decline in the price of the Reference Asset from the Initial Price. In that case, you will lose up to 100% of the Principal Amount at maturity. Even with any Contingent Coupons, your return on the Notes will be negative in this case.

The offering period for the Notes is through **December 22, 2017**



Illustration of Payment Scenarios

Your payment on the Notes will depend on whether the Notes have been automatically called, whether the Official Closing Price of the Reference Asset on a Coupon Observation Date is greater than or equal to the Coupon Barrier, and whether the Final Price is greater than or equal to the Coupon Barrier or the Trigger Price. If your Notes are not automatically called, you will lose some or all of your Principal Amount at maturity if the Final Price is less than the Trigger Price. Even with any Contingent Coupons, your return on the Notes will be negative in this case.



Have the Notes been automatically called?
Yes
principal + relevant contingent coupon payment
No
Is the Final Price less than the Trigger Price?
No
Yes
principal + unpaid coupon payments, if applicable
1:1 exposure to the decline in the price of the Reference Asset

Information About the Reference Asset

Reference Asset:

Reference Asset Issuer	Ticker Symbol	Relevant Exchange	Initial Price[1]
Range Resources Corporation	RRC	NYSE	

[1] The Official Closing Price of the Reference Asset on the Pricing Date.

HSBC USA Inc.
Autocallable Barrier Notes with Contingent Return



This free writing prospectus relates to a single offering of Autocallable Barrier Notes with Contingent Return. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and Stock-Linked Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the common stock of Range Resources Corporation. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The common stock of Range Resources Corporation (New York Stock Exchange symbol: RRC) (the "Reference Asset")
Trade Date:	December 22, 2017
Pricing Date:	December 22, 2017
Original Issue Date:	December 29, 2017
Final Valuation Date:	December 23, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, expected to be December 27, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Call Feature:	We will automatically call the Notes if the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Call Observation Date. If the Notes are automatically called, you will receive a cash payment, per $1,000 in Principal Amount, equal to the Principal Amount plus the coupon payment payable on the corresponding Call Payment Date.
Payment at Maturity:	Unless the Notes are automatically called, on the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value plus the final contingent coupon payment, if applicable.
Final Settlement Value:	Unless the Notes are automatically called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows:
	▸ **If the Final Price is greater than or equal to the Trigger Price,** a cash payment of $1,000.
	▸ **If the Final Price is less than the Trigger Price,** $1,000 + ($1,000 x Final Return). ***In such a case, you may lose up to 100% of your Principal Amount.***
Contingent Coupon:	***If the Official Closing Price of the Reference Asset is greater than or equal to the Coupon Barrier on a Coupon Observation Date,*** you will receive the relevant Contingent Coupon on the applicable Coupon Payment Date.
	If the Official Closing Price of the Reference Asset is less than the Coupon Barrier on a Coupon Observation Date, the Contingent Coupon applicable to such Coupon Observation Date will not be payable and we will not make any payment to you on the relevant Coupon Payment Date (excepting the Final Settlement Value on the Maturity Date).
	You may not receive any Contingent Coupons over the term of the Notes.
Coupon Barrier:	70% of the Initial Price of the Reference Asset.
Trigger Price:	60% of the Initial Price of the Reference Asset.

Coupon Observation Dates / Call Observation Dates:	January 22, 2018, February 22, 2018, March 22, 2018, April 23, 2018, May 22, 2018, June 22, 2018, July 23, 2018, August 22, 2018, September 24, 2018, October 22, 2018, November 23, 2018, December 24, 2018, January 22, 2019, February 22, 2019, March 22, 2019, April 22, 2019, May 22, 2019, June 24, 2019, July 22, 2019, August 22, 2019, September 23, 2019, October 22, 2019, November 22, 2019, and the Final Valuation Date. The Call Observation Dates are subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Stock-Linked Underlying Supplement.
Call Payment Dates:	January 25, 2018, February 27, 2018, March 27, 2018, April 26, 2018, May 25, 2018, June 27, 2018, July 26, 2018, August 27, 2018, September 27, 2018, October 25, 2018, November 28, 2018, December 28, 2018, January 25, 2019, February 27, 2019, March 27, 2019, April 25, 2019, May 28, 2019, June 27, 2019, July 25, 2019, August 27, 2019, September 26, 2019, October 25, 2019, November 27, 2019, and the Maturity Date. The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Contingent Coupon Rate (payable monthly):	At least 7.80% per annum, or approximately 0.65% per month (to be determined on the Pricing Date).
Coupon Payment Dates:	January 25, 2018, February 27, 2018, March 27, 2018, April 26, 2018, May 25, 2018, June 27, 2018, July 26, 2018, August 27, 2018, September 27, 2018, October 25, 2018, November 28, 2018, December 28, 2018, January 25, 2019, February 27, 2019, March 27, 2019, April 25, 2019, May 28, 2019, June 27, 2019, July 25, 2019, August 27, 2019, September 26, 2019, October 25, 2019, November 27, 2019, and the Maturity Date. The Coupon Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Stock-Linked Underlying Supplement.
Final Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	The Official Closing Price on the Pricing Date.
Final Price:	The Official Closing Price on the Final Valuation Date, subject to adjustment as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement.
Official Closing Price:	The Official Closing Price on any scheduled trading day during the term of the Notes will be the official price of one share of the Reference Asset on the Relevant Exchange as of the close of the regular trading session of such exchange and as reported in that exchange's official price determination mechanism, as further described under "Additional Terms of the Notes—Official Closing Price" in the accompanying Stock-Linked Underlying Supplement.
CUSIP/ISIN:	40435FRA7 / US40435FRA74
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Stock-Linked Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or Stock-Linked Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the Stock-Linked Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Stock-Linked Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014323/v403651_424b2.htm

▶ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

Call Feature

The Notes will be automatically called if the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price on any Call Observation Date. If the Notes are automatically called, investors will receive a cash payment, per $1,000 in Principal Amount, equal to the Principal Amount plus the contingent coupon payment payable on the corresponding Call Payment Date.

Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 in Principal Amount, you will receive a payment equal to the Final Settlement Value plus the final coupon payment, if applicable, as determined below:

▶ If the Final Price is greater than or equal to the Trigger Price, a cash amount equal to the Principal Amount.

▶ If the Final Price is less than the Trigger Price, $1,000 + ($1,000 x Final Return)*. **In such a case, you may lose up to 100% of your Principal Amount.**

Contingent Coupon

We will pay a monthly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Price of the Reference Asset on the applicable Coupon Observation Date is greater than or equal to the Coupon Barrier. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Recipients of Interest Payments" on page S-12 in the accompanying prospectus supplement. The Contingent Coupon Rate will be at least 7.80% per annum (at least $6.50 per $1,000 in Principal Amount per month, if payable) (to be determined on the Pricing Date).

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You believe that the Official Closing Price of the Reference Asset will be at or above the Coupon Barrier on most or all of the Coupon Observation Dates, and the Final Price of the Reference Asset will be at or above its Trigger Price.

▸ You are willing to make an investment that is potentially exposed to downside performance of the Reference Asset on a 1-to-1 basis.

▸ You are willing to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price.

▸ You are willing to be exposed to the possibility of early redemption.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is the Contingent Coupon being offered with respect to the Notes.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset.

▸ You are willing to hold the Notes to maturity.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Official Closing Price of at least one Reference Asset will be below the Coupon Barrier on most or all of the Coupon Observation Dates and the Final Price of the Reference Asset will be below its Trigger Price.

▸ You are unwilling to make an investment that is potentially exposed to downside performance of the Reference Asset on a 1-to-1 basis.

▸ You are unable or unwilling to hold Notes that will be automatically called on any Call Observation Date on which the Official Closing Price of the Reference Asset is greater than or equal to the Initial Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You are unwilling to be exposed to the possibility of early redemption.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is the Contingent Coupon being offered with respect to the Notes.

▸ You prefer to receive the dividends or other distributions paid on the Reference Asset.

▸ You prefer a product that provides upside participation in the Reference Asset, as opposed to the Contingent Coupon being offered with respect to your Notes.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Stock-Linked Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Stock-Linked Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▸   "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▸   "—General Risks Related to Reference Stockss" in the Stock-Linked Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Notes are not automatically called and the Final Price is less than the Trigger Price, **you will lose 1% of your investment for every 1% decline in the price of the Reference Asset**, and the Payment at Maturity you will be entitled to receive will be less than the Principal Amount of the Notes. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons, your return on the Notes will be negative in this case.

You will not participate in any appreciation in the price of the Reference Asset.

The Notes will not pay more than the Principal Amount, plus the coupon payments, at maturity or if the Notes are automatically called. Even if the Final Return of the Reference Asset is greater than zero, you will not participate in the appreciation of the Reference Asset. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of the Reference Asset appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Asset.

You may not receive any Contingent Coupons.

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Price of the Reference Asset on a Coupon Observation Date is less than the Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Coupon Observation Date. If, on each of the Coupon Observation Dates, the Official Closing Price of the Reference Asset is less than the Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity or upon early redemption, as applicable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes may be automatically called prior to the Maturity Date.

If the Notes are automatically called early, the holding period over which you will receive coupon payments could be as little as 1 month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 2 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than the Coupon Observation Dates, including the Final Valuation Date.

The payments on the Notes will be based on the Official Closing Price of the Reference Asset on the Coupon Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset is greater than or equal to the Coupon Trigger during the term of the Notes other than on a Coupon Observation Date but then decreases on that Coupon Observation Date to a price that is less than the Coupon Trigger, the Contingent Coupon will not be payable for that Coupon Observation Date. Similarly, if the Notes are not called, even if the price of the Reference Asset is greater than or equal to the Trigger Price during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Trigger Price, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than its price on the Coupon Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Prices of the Reference Asset on the applicable Coupon Observation Dates.

Higher Contingent Coupon Rates or lower Trigger Prices are generally associated with a Reference Asset with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the price of a Reference Asset. The greater the expected volatility with respect to an Reference Asset on the Pricing Date, the higher the expectation as of the Pricing Date that the price of that Reference Asset could close below its Trigger Price on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Trigger Price or a higher Contingent Coupon Rate) than for similar securities linked to the performance of a Reference Asset with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Trigger Price may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Asset can change significantly over the term of the Notes. The price of the Reference Asset for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of the Reference Asset relative to the Initial Price. We cannot predict the price of the Reference Asset at any time, including on a Call Observation Date or on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. The Final Settlement Value may be worth less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and the following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Reference Asset's Final Returns from -100% to +100%, assuming that the Notes are not called prior to maturity. The following results are based solely on the assumptions outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▶ Principal Amount: $1,000

▶ Trigger Price: 60% of the Initial Price

▶ Coupon Barrier: 70% of the Initial Price

▶ Hypothetical Contingent Coupon Rate: 7.80% per annum (0.65% for each month in which it is payable). The actual Contingent Coupon Rate will be at least 7.80% per annum and will be determined on the Pricing Date. If the Official Closing Price of the Reference Asset on *every* Coupon Observation Date is greater than or equal to the Coupon Barrier, the Contingent Coupon paid over the term of the Notes would total $234.00 per $1,000 Principal Amount of the Notes.

▶ Hypothetical Initial Price: $100*

* The hypothetical Initial Price of $100.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Price of the Reference Asset. The actual Initial Price of the Reference Asset will be set forth in the final pricing supplement to which this free writing prospectus relates.

Summary of the Examples

	Notes Are Called on a Coupon Observation Date	Notes Are Not Called on Any Coupon Observation Date		
	Example 1	Example 2	Example 3	Example 4
Initial Price of the Reference Asset	$100.00	$100.00	$100.00	$100.00
Trigger Price of the Reference Asset	$60.00	$60.00	$60.00	$60.00
Coupon Barrier of the Reference Asset	$70.00	$70.00	$70.00	$70.00
Official Closing Price / Percentage Change on the First Coupon Observation Date	$85.00/-15.00%	$60.00/-40.00%	$60.00/-40.00%	$60.00/-40.00%
Official Closing Price / Percentage Change on the Second Coupon Observation Date	$90.00/-15.00%	$75.00/-25.00%	$75.00/-25.00%	$60.00/-40.00%
Official Closing Price / Percentage Change on the Third Coupon Observation Date	$105.00/5.00%	$75.00/-25.00%	$65.00/-35.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Fourth Coupon Observation Date	N/A	$65.00/-35.00%	$60.00/-40.00%	$60.00/-40.00%
Official Closing Price / Percentage Change on the Fifth Coupon Observation Date	N/A	$70.00/-30.00%	$75.00/-25.00%	$60.00/-40.00%
Official Closing Price / Percentage Change on the Sixth Coupon Observation Date	N/A	$85.00/-15.00%	$65.00/-35.00%	$65.00/-35.00%
Official Closing Price / Percentage Change on the Seventh through Seventeenth Coupon Observation Date	N/A	Various prices below the Coupon Barrier but above the Trigger Level	Various prices below the Coupon Barrier but above the Trigger Level	Various prices below the Coupon Barrier but above the Trigger Level
Official Closing Price / Percentage Change on the Final Valuation Date	N/A	$80.00/-20.00%	$65.00/-35.00%	$55.00/-45.00%
Contingent Coupon Payment Amounts Prior to Maturity or Automatic Call	2 x $6.50 = $13.00	4 x $6.50 = $26.00	2 x $6.50 = $13.00	0 x $6.50 = $0.00
Payment if Notes are Called	$1,006.50	N/A	N/A	N/A
Payment at Maturity	N/A	$1,006.50	$1,000.00	$1,000 + $1,000 x -45.00% = $550.00
Return of the Notes	1.95%	3.25%	1.30%	-45.00%

Example 1—**The Official Closing Price of the Reference Asset on the third Coupon Observation Date is greater than or equal to the Initial Price and the Reference Asset closed at or above the Coupon Barrier (but below the Initial Price) on the two prior Coupon Observation Dates.**

Because the Official Closing Price of the Reference Asset on the third Coupon Observation Date is at or above the Initial Price, the Notes will be called and you will receive $1,006.50 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $13.00 received in respect of the prior Coupon Observation Dates, we will have paid you a total of $1,019.50 per Note, resulting in a 1.95% return on the Notes.

Example 2— **The Notes are not called, the Final Price of the Reference Asset is greater than or equal to the Trigger Price and Coupon Barrier, and the Reference Asset closed at or above the Coupon Barrier (but below the Initial Price) on four of the Coupon Observation Dates prior to the Final Valuation Date.**

Because the Notes are not called and the Final Price of the Reference Asset is greater than or equal to the Trigger Price and Coupon Barrier, you will receive $1,000 per $1,000 in Principal Amount plus the final Contingent Coupon, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + \$6.50 = \$1,006.50$$

When added to the previous four Contingent Coupon payments of $100.00 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,032.50 per Note, resulting in a 3.25% return on the Notes.

Example 3— **The Notes are not called, the Final Price of the Reference Asset is greater than or equal to the Trigger Price but below the Coupon Barrier, and the Reference Asset closed at or above the Coupon Barrier (but below the Initial Price) on two of the Coupon Observation Dates prior to the Final Valuation Date.**

Because the Notes are not called and the Final Price of the Reference Asset is greater than or equal to the Trigger Price, but below the Coupon Barrier, you will receive $1,000 per $1,000 in Principal Amount. Because the Final Price is below the Coupon Barrier, no Contingent Coupon will be paid to you on the Maturity Date. When added to the previous two Contingent Coupon payments of $13.00 received in respect of prior Coupon Observation Dates, we will have paid you a total of $1,013.00 per Note, resulting in a 1.30% return on the Notes.

Example 4— **The Notes are not called, the Final Price of the Reference Asset is less than the Trigger Price, and the Reference Asset did not close at or above the Coupon Barrier on any Coupon Observation Date.**

Because the Notes are not called and the Final Price of the Reference Asset is less than the Trigger Price, you will receive $550.00 per $1,000 in Principal Amount, calculated as follows:

$$\text{Payment at Maturity} = \$1,000 + (\$1,000 \times -45.00\%) = \$550.00$$

Because there was no Contingent Coupon payable in respect of the prior Coupon Observation Dates, we will pay you a total of $550.00, resulting in a -45.00% return on the Notes.

If the Notes are not called and the Final Price of the Reference Asset is less than the Trigger Price, you will be exposed to any decrease in the price of the Reference Asset on a 1:1 basis and could lose up to 100% of your principal at maturity.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of Range Resources Corporation

Range Resources Corporation is an independent oil and gas company that explores, develops, and acquires oil and gas properties. The company conducts operations primarily in the Southwestern, Appalachian, and Gulf Coast regions of the United States. Information filed by RRC with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-12209 or its CIK Code: 0000315852.

Historical Performance of Range Resources Corporation

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 2, 2008 through December 21, 2017. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in US dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of future performance of the Reference Asset.

Quarter Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)	Quarter Ending	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
March 31, 2008	65.16	46.16	63.45	March 29, 2013	82.46	62.05	81.04
June 30, 2008	75.00	62.01	65.54	June 28, 2013	81.04	71.78	77.32
September 30, 2008	67.12	37.95	42.87	September 30, 2013	81.78	74.98	75.89
December 31, 2008	42.87	26.86	34.39	December 31, 2013	84.31	73.20	84.31
March 31, 2009	45.85	31.18	41.16	March 31, 2014	88.66	79.67	82.97
June 30, 2009	47.89	39.50	41.41	June 30, 2014	93.70	82.97	86.95
September 30, 2009	52.37	36.42	49.36	September 30, 2014	86.95	67.31	67.81
December 31, 2009	58.74	42.62	49.85	December 31, 2014	73.99	52.28	53.45
March 31, 2010	53.93	45.67	46.87	March 31, 2015	55.40	45.29	52.04
June 30, 2010	51.16	40.15	40.15	June 30, 2015	64.75	48.61	49.38
September 30, 2010	42.67	32.80	38.13	September 30, 2015	49.38	31.07	32.12
December 31, 2010	45.64	35.73	44.98	December 31, 2015	37.41	21.17	24.61
March 31, 2011	58.46	44.74	58.46	March 31, 2016	33.95	20.45	32.38
June 30, 2011	58.85	51.30	55.50	June 30, 2016	46.45	31.64	43.14
September 30, 2011	67.96	51.90	58.46	September 30, 2016	44.75	36.58	38.75
December 30, 2011	74.40	55.72	61.94	December 31, 2016	39.41	31.84	34.36
March 30, 2012	66.10	54.02	58.14	March 31, 2017	35.71	26.80	29.10
June 29, 2012	68.34	54.57	61.87	June 30, 2017	29.90	21.22	23.17
September 28, 2012	70.75	57.50	69.87	September 30, 2017	23.49	16.58	19.57
December 31, 2012	73.28	62.02	62.83	December 21, 2017	20.58	15.63	16.47

* This free writing prospectus includes information for the first calendar quarter of 2017 for the period from January 1, 2017 through December 21, 2017. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2017.

The graph below illustrates the daily performance of the Reference Asset from January 2, 2008 through December 21, 2017 based on closing price information from the Bloomberg Professional® service. ***Past performance of the Reference Asset is not indicative of its future performance.***



EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in "Payment at Maturity" in this free writing prospectus and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated using the actual number of days in the applicable coupon payment period, and on the basis of a 360-day year. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 in Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" beginning on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Underlyings. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. However, our special U.S. tax counsel, Morrison & Foerster LLP, has advised us that it is unable to opine on the validity of this treatment. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement. In that case, the timing and character of income on the Notes would be affected significantly. Among other things, a U.S. holder would be required to accrue original issue discount every year at a "comparable yield" determined at the time of issuance. In addition, any gain realized by a U.S. holder at maturity, or upon a sale or exchange, of the Notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. holder's prior accruals of original issue discount, and as capital loss thereafter. This discussion assumes that the Notes constitute contingent income-bearing pre-paid executory contracts with respect to the Underlyings for U.S. federal income tax purposes. If the notes did not constitute contingent income-bearing pre-paid executory contracts, the tax consequences described below would be materially different.

We will not attempt to ascertain whether the Underlyings or any of the entities whose stock is owned by the Underlyings would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Underlyings or one or more of the entities whose stock is owned by the Underlyings were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Underlyings and the entities whose stock is owned by the Underlyings and consult your tax advisor regarding the possible consequences to you if an Underlying or one or more of the entities whose stock is owned by an Underlying is or becomes a PFIC or a USRPHC.

U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding. A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Autocallable Barrier Notes with Contingent Return

December 22, 2017

FREE WRITING PROSPECTUS